VALERIE GOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

SEC MAIL PROCESSING
RECEIVED
MAR 11 2003
WASH. D.C.
187
SECTION

March 10, 2003

VIA FEDERAL EXPRESS

United States Securities and Exchange Con
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

03007596

SUPPL

Dear Sirs/Mesdames:

Re: **Valerie Gold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALERIE GOLD RESOURCES LTD.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Shannon Ross

Shannon M. Ross,
Corporate Secretary

dw 3/26

Enclosures

United States Sec Filing
March 10, 2003

Valerie Gold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. Valerie Options Big Claims Property, Manitoba – February 6, 2003
2. Valerie Adds Two Freehold Land Parcels To Its Tower Mountain Project, Ontario – February 13, 2003
3. TSX Venture Approval Received On Big Claims Property February 14, 2003
4. TSX Venture Approval Received On Bateman Lake Property February 26, 2003

B. Correspondence with B.C. Securities Commission

1. Form 45-102F2 – dated January 10, 2003, Filed February 3, 2003
2. Form 45-102F2 – dated February 18, 2003
3. Form 45-102F2 – dated February 26, 2003

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com

February 6, 2003

Ticker Symbol: **VLG**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALERIE OPTIONS BIG CLAIMS PROPERTY, MANITOBA

Valerie Gold Resources Ltd. (VLG-TSX Venture Exchange) is pleased to announce that it has entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba (the "Property"). Subject to regulatory approval, the option allows Valerie to obtain a 70% interest in and to the Property by making total payments to the Optionor of $60,000 in cash, and issuing 200,000 common shares over a 36-month period. Additionally, in order to maintain its option, Valerie will be required to incur exploration expenditures on the Property totalling $335,000, prior to December 11, 2005.

Upon fulfilling the above obligations, Valerie will hold a 70% interest in the Property. The Optionors will retain the remaining 30% ownership interest and a 3.0% Net Smelter Return Royalty ("NSR"). Valerie has the right to reduce the NSR to 1.5% by the payment of $1,000,000 to the Optionor at any time up to commencement of commercial production and in the agreement includes provision for a 70:30 Joint Venture ("JV") with the Optionor for the further exploration and development of the Property. Valerie will be entitled to be the Operator of the JV so long as its interest remains greater than 50%. The Optionor shall be deemed to have exploration expenditures equivalent to 30% of the exploration expenditures incurred by Valerie on formation of the JV. Should either party elect not to participate or be unable to participate in further exploration of the Property, its interest shall decrease such that at all times the interest of each party shall be that percentage which is equivalent to its Exploration Costs expressed as a percentage of the Exploration Costs of both parties. If either party's interest drops to 10% due to its inability or election not to participate in exploration of the Property, its interest shall convert to a 10% Net Profit Royalty ("NPR") provided that the other party shall have the right to reduce the NPR to 5% by the payment of $2,000,000 upon the commencement of commercial production. If the Property is optioned to a third party, Valerie and the Optionor may be diluted on a pro-rated basis based on their 70:30 JV interest.

The Big claims are entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. A due diligence geophysical survey completed by Valerie suggests that a large magnetic anomaly covered by the Property may represent a near flat-lying massive Sulphide target which in the Thompson belt has the potential for nickel + copper + Platinum Group Elements ("PGE") mineralization.

In consideration of the potential for massive Sulphide mineralization, Valerie has staked approximately 30,000 hectares adjoining the Big Claims to the east in a package that measures 20 km by 15 km.

Valerie intends to have the Big Claims and the adjoining staked ground covered by an airborne geophysical survey in order to further define targets for diamond drill testing. The survey will include both magnetic and electromagnetic coverage.

Stephen J. Wilkinson
President & Chief Executive Officer
Valerie Gold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com

February 13, 2003

Ticker Symbol: **VLG**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALERIE ADDS TWO FREEHOLD LAND PARCELS TO ITS TOWER MOUNTAIN PROJECT, ONTARIO

Valerie Gold Resources Ltd. ("ValGold") is pleased to announce that it has entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, comprising part of Lot 8, Concession 7 and Lot 10, Concession 7, respectively, in the Township of Conmee, Ontario (the "Parcels"). Subject to regulatory approval, the agreement allows ValGold to obtain a 100% interest in and to the Parcels by issuing 70,000 common shares over a 48-month period.

Upon fulfilling the above obligations, ValGold will own the Parcels subject only to a 2.5% Net Smelter Returns royalty ("NSR"). ValGold has the right to reduce the NSR to 1.0% by payments totalling $1,500,000 to the Optionor at any time up to commencement of production.

The Freehold Parcels include both surface and mineral right for an aggregate area of 313 acres (127 hectares) with Parcel 5172 covering 160 acres (65 ha) of the strategic lands between and connecting the Tower Mountain and Bateman Lake claims. With this acquisition, ValGold has approximately 1000m (3300 ft) of added strike length of highly perspective geology. The Parcels include Timiskaming-age volcanic, porphyritic and sedimentary units that host the new Gold Trend that is the focus of ValGold's on-going exploration program on Tower Mountain Project.

The Tower Mountain Project now consists of the Tower Mountain property, comprised of 55 claims (82 units) plus three freehold patents totaling roughly 3,562 acres (1,442 ha), the Bateman Lake property, comprised of 36 units totaling approximately 1,400 acres (570 ha) and the two Freehold Parcels noted above. In total, the land position amounts to 5,435 acres (2,204 ha) and affords ValGold coverage of 8 km of favorable geology in the gold trend.

For further information on the Tower Mountain area and other ValGold projects, a visit to the Company's website, **www.valeriegold.com** is recommended, or contact the Company directly.

Stephen J. Wilkinson
President & Chief Executive Officer
Valerie Gold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com

February 14, 2003

Ticker Symbol: **VLG**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

TSX VENTURE APPROVAL RECEIVED ON BIG CLAIMS PROPERTY

Valerie Gold Resources Ltd. (VLG-TSX Venture) is pleased to report that the TSX Venture Exchange has accepted for filing an option agreement (the "Agreement") dated December 11, 2002, between the Company and W. S. Ferreira Ltd. (the "Optionor").

Under the terms of the Agreement, the Company has the right and option to earn an 70% interest in five claims totalling 1,280 hectares namely, the Big Claims property (the "Property") located 90 kilometres east of Gillam, Manitoba by making total cash payments of $60,000 and issuing 200,000 common shares to the Optionor over a three-year period. Additionally, in order to maintain its option, Valerie will be required to incur exploration expenditures on the Property totalling $335,000, prior to December 11, 2005.

Upon fulfilling the above obligations, Valerie will hold a 70% interest in the Property. The Optionor will retain the remaining 30% ownership interest and a 3.0% Net Smelter Return Royalty ("NSR"). Valerie has the right to reduce the NSR to 1.5% by the payment of $1,000,000 to the Optionor at any time up to commencement of commercial production and in the agreement includes provision for a 70:30 Joint Venture ("JV") with the Optionor for the further exploration and development of the Property. Valerie will be entitled to be the Operator of the JV so long as its interest remains greater than 50%. The Optionor shall be deemed to have exploration expenditures equivalent to 30% of the exploration expenditures incurred by Valerie on formation of the JV. Should either party elect not to participate or be unable to participate in further exploration of the Property, its interest shall decrease such that at all times the interest of each party shall be that percentage which is equivalent to its Exploration Costs expressed as a percentage of the Exploration Costs of both parties. If either party's interest drops to 10% due to its inability or election not to participate in exploration of the Property, its interest shall convert to a 10% Net Profit Royalty ("NPR") provided that the other party shall have the right to reduce the NPR to 5% by the payment of $2,000,000 upon the commencement of commercial production. If the Property is optioned to a third party, Valerie and the Optionor may be diluted on a pro-rated basis based on their 70:30 JV interest.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period from the date of distribution from treasury.

Stephen J. Wilkinson
President & Chief Executive Officer
Valerie Gold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com

February 26, 2003

Ticker Symbol: **VLG**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

TSX VENTURE APPROVAL RECEIVED ON BATEMAN LAKE PROPERTY

Valerie Gold Resources Ltd. (VLG-TSX Venture) is pleased to report that the TSX Venture Exchange has accepted for filing an option agreement (the "Agreement") dated January 6, 2003, between the Company and Messrs. Russell Kwiatkowski and Edwin Kukkee (the "Optionors").

Under the terms of the Agreement, Valerie has the right and option to earn a 100% interest in the Bateman Lake property (the "Property"), consisting of 36 mineral claims located in the Conmee and Horne Townships, Ontario by making total cash payments of $40,000 and issuing 160,000 common shares to the Optionors over a three-year period. Additionally, in order to maintain its option, Valerie will be required to incur exploration expenditures on the Property totalling $500,000 prior to February 25, 2006.

Upon fulfilling the above obligations, Valerie will hold a 100% interest in the Property subject only to a 2.5% Net Smelter Return royalty ("NSR") and an annual pre-production royalty ("APR") payable to the Optionors. Valerie has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to commencement of commercial production. The APR payments are to commence on the February 25, 2007, and end upon the commencement of commercial production and will each consist of either $10,000 cash or the equivalent in Valerie common shares.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period from the date of distribution from treasury.

Stephen J. Wilkinson
President & Chief Executive Officer
Valerie Gold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Valerie Gold Resources Ltd.** (the "Company") has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **December 20, 2002** of incentive stock options exercisable for an aggregate of **570,000** common shares of the Company for a period of **10 years** up to and including **December 20, 2012**, **Valerie Gold Resources Ltd.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this 10**th** day of **January**, **2003**.

CREAM MINERALS LTD.

"Shannon M. Ross"

By: ________________________________

Shannon M. Ross, Secretary

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Valerie Gold Resources Ltd. (the "Company") has distributed securities under a provision listed in Appendix E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 12, 2003 of 50,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 18th day of February 2003.

VALERIE GOLD RESOURCES LTD.

By: "Stephen J. Wilkinson"
Stephen J. Wilkinson, President

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Valerie Gold Resources Ltd. (the "Company") has distributed securities under a provision listed in Appendix E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 25, 2003 of 40,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 26th day of February 2003.

VALERIE GOLD RESOURCES LTD.

By: "Stephen J. Wilkinson"
Stephen J. Wilkinson, President